Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2006

Mr. Krish Krishnan
Chief Operating Officer, Chief Financial Officer, Secretary
and Director
New River Pharmaceuticals, Inc.
1881 Grove Avenue
Radford, VA 24141

Re: New River Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2006
File No. 000-50851

Dear Mr. Krishnan:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief